EXHIBIT 99.2

SElected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the six months ended June 30, 2012 and 2013, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2012 and June 30, 2013 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this report. Our unaudited condensed consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our unaudited condensed consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements and related notes and the "Operating and Financial Review and Prospects” included elsewhere in this report.

	Six months ended June 30,
	2012	2013
	US$	US$
	(Unaudited)	(Unaudited)
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	425,643	367,913
Total costs of revenue	(298,926)	(242,360)
Selling and distribution expenses	(8,297)	(5,648)
General and administrative expenses	(19,467)	(21,451)
Operating (loss)/income	98,953	98,454
Net (loss)/income	92,611	65,976
Net loss/(income) attributable to non-controlling interest	(1,111)	-
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders	91,500	65,976
Earnings (loss) per share
—Basic	0.63	0.46
—Diluted	0.62	0.46
Shares used in computation
—Basic	145,890,338	142,437,384
—Diluted	146,399,803	144,627,932
Earnings (loss) per ADS(1)
—Basic	1.25	0.93
—Diluted	1.25	0.91

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

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	Year ended December 31, 2012 and six months ended June 30, 2013
	2012	2013
	US$	US$
Cash dividends declared per ADS	0.16	0.10

	Year ended December 31, 2012 and six months ended June 30, 2013
	2012	2013
	US$	US$
Other Operating Data
Number of projects launched	1	0
Aggregate GFA delivered(1) (m [2] )	512,988	320,404

(1)	Delivery occurs when the Company has obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and delivers full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2012, and June 30, 2013:

	As of December 31, 2012 and June 30,2013
	2012	2013
	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	496,205	635,800
Restricted cash	145,730	238,926
Real estate property under development(2)	722,819	605,673
Total current assets	1,526,343	1,755,320
Total assets	1,566,381	1,793,229
Total current liabilities	735,115	644,907
Long-term bank loans	35,000	83,554
Other long-term debt	0	200,000
Common shares	15,358	15,499
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	781,538	850,756

(1)	Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the year-end exchange rate and, for revenues and expenses at the yearly average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

(2)	Includes real estate property under development recorded under current assets and non-current assets.

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Exchange Rate Information

Our financial statements and other financial data included in this annual report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) year-end exchange rates for assets and liabilities and (ii) average yearly exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB at any particular rate, including the rate stated below.

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China, or the PBOC, has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in RMB per U.S. dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of periodic reports or other information to be provided to you.

	As of and for the Year Ended December 31,					As of and for the Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
Period-end US$: RMB exchange rate	6.8346	6.8282	6.6227	6.3009	6.2855	6.3249	6.1787
Period average US$: RMB exchange rate	6.9480	6.8311	6.7704	6.4614	6.3124	6.3076	6.2422

As of October 22, 2013, the US$: RMB exchange rate was 6.1395.

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